FOR IMMEDIATE RELEASE	TSX: SLW
November 9, 2016	NYSE: SLW

SILVER WHEATON REPORTS RECORD QUARTERLY GOLD PRODUCTION OF
OVER 100,000 OUNCES RESULTING IN STRONG OPERATING CASH FLOW
AND 20% INCREASE IN DECLARED DIVIDEND

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the third quarter ended September 30, 2016. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton produced a record 109,200 ounces of gold in the third quarter of 2016 and has now produced over 240,000 ounces in the first nine months of 2016. Furthermore, gold sales were at a record level for the third-consecutive quarter, at over 85,000 ounces, driven by record gold sales at Salobo. The strong gold sales contributed to a 62% increase in operating cash flow relative to Q3 2015. Silver Wheaton's fourth quarterly dividend for 2016 rose to $0.06 per share, a 20% increase relative to the previous dividend. Silver Wheaton also welcomes Chuck Jeannes to the Company's Board of Directors.

THIRD QUARTER HIGHLIGHTS

•
Attributable production in Q3 2016 of 7.7 million ounces of silver and 109,200 ounces of gold, compared with 6.9 million ounces of silver and 58,600 ounces of gold in Q3 2015, with silver production having increased by 11% and gold production, which represented a record, having increased 86%.

•
On a silver equivalent basis¹ and gold equivalent basis¹ attributable production in Q3 2016 was 15.1 million silver equivalent ounces ("SEOs") or 221,600 gold equivalent ounces ("GEOs"), compared with 11.3 million SEOs or 149,900 GEOs in Q3 2015, with silver production having increased 33% and gold production, which represented a record, having increased 48%.1

•
Sales volume in Q3 2016 of 6.1 million ounces of silver and a record 85,100 ounces of gold, compared with 6.6 million ounces of silver and 48,100 ounces of gold in Q3 2015, with silver sales volume having decreased 7% and gold sales volume, which represented a record, having increased 77%.

•
On a silver equivalent basis¹ and gold equivalent basis¹, sales volume in Q3 2016 was 11.9 million SEOs or 175,000 GEOs, compared with 10.2 million SEOs or 135,200 GEOs in Q3 2015, an increase of 17% and 29%, respectively.

•
As at September 30, 2016, payable ounces attributable to the Company produced but not yet delivered[4] amounted to 3.8 million payable silver ounces and 63,300 payable gold ounces, representing an increase of 0.8 million payable silver ounces and 18,500 payable gold ounces during the three month period ended September 30, 2016.

•	Revenues of $233 million in Q3 2016 compared with $153 million in Q3 2015, representing an increase of 52%.
•	Average realized sale price per ounce sold in Q3 2016 of $19.53 per ounce of silver and $1,336 per ounce of gold representing an increase of 30% and 18%, respectively, compared to Q3 2015.
•	Net earnings of $83 million ($0.19 per share) in Q3 2016 compared with a net loss of $96 million ($0.24 per share) in Q3 2015, representing an increase of 187%.
•
Net earnings of $83 million ($0.19 per share) in Q3 2016 compared with adjusted net earnings² of $50 million ($0.12 per share) in Q3 2015, representing an increase of 67%. Earnings in Q3 2015 were adjusted by removing the $146 million after tax impact of an impairment charge taken in the quarter.

•	Operating cash flows of $162 million ($0.37 per share²) in Q3 2016 compared with $100 million ($0.25 per share²) in Q3 2015, representing an increase of 62%.1
•	Cash operating margin² in Q3 2016 of $15.02 per silver ounce sold and $946 per gold ounce sold, representing an increase of 39% and 28%, respectively, as compared with Q3 2015.
•	Average cash costs² in Q3 2016 were $4.51 and $390 per ounce of silver and gold, respectively.
•	Declared quarterly dividend of $0.06 per common share, representing an increase of 20% relative to the previous quarterly dividend.
•	Silver Wheaton announces the appointment of Chuck Jeannes to the Board of Directors.
•	Asset Highlights
o
On August 16, 2016, Silver Wheaton's wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. ("SWC"), completed its acquisition from a subsidiary of Vale S.A. ("Vale") of an additional amount of gold equal to 25% of the life of mine gold production from the Salobo mine, located in Brazil. SWC is now entitled to 75% of gold production from the Salobo mine.

o
Record Salobo gold production in Q3 2016 of 68,168 ounces compared with 35,717 ounces in Q3 2015, representing an increase of 91% due to the additional 25% of attributable gold and increased throughput.

o	Sudbury gold production in Q3 2016 of 9,955 ounces compared with 7,300 ounces in Q3 2015, representing an increase of 36% due to higher grades.
o
Record total Other Gold production in Q3 2016 of 31,070 ounces compared with 15,591 ounces in Q3 2015, representing an increase of 99% due primarily to record gold production at Minto and strong production at 777.

o	Peñasquito silver production in Q3 2016 of 1.5 million ounces compared with 2.1 million ounces in Q3 2015, representing a decrease of 29% due primarily to lower grades and throughput.
•	2016 Production Guidance
o
Gold production for 2016 is now expected to be 335,000 ounces in 2016, up from previous guidance of 305,000 ounces primarily due to better than expected results in the first nine months of the year and expected production in Q4 relating to the Salobo and Sudbury mines.

o
Silver production for 2016 is now expected to be 30 million ounces in 2016, down from previous guidance of 32 million ounces primarily due to lower than expected results from San Dimas and Peñasquito, partially offset by better than expected results from Antamina.

o
Based on the average LBMA gold and silver price for the first nine months of 2016 ($1,258 and $17.08, respectively)[3], Silver Wheaton's 2016 forecast remains unchanged on a silver-equivalent basis at 55 million SEOs and on a gold-equivalent basis at 740,000 GEOs.

"Once again, Silver Wheaton had record gold production and sales, producing over 100,000 ounces of gold in the third quarter alone," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "As a result, cash flow from operations increased by over 60% relative to the same quarter last year, while commodity prices climbed on average only around 25% over the same time period. We have now generated over $400 million in operating cash flow in the first nine months of this year. Since our dividend is directly linked to operating cash flow, our dividend this quarter also climbed, increasing 20% from last quarter, delivering direct reward back to our shareholders. We believe this clearly highlights the strength of our streaming business model and the leverage it delivers to higher commodity prices."

"We are also very pleased to welcome Chuck Jeannes to our Board of Directors. Chuck brings a wealth of experience in the mining industry and will no doubt prove to be a valuable resource to Silver Wheaton."

Financial Review

Revenues
Revenue was $233 million in the third quarter of 2016, on sales volume of 6.1 million ounces of silver and 85,100 ounces of gold. This represents a 52% increase from the $153 million of revenue generated in the third quarter of 2015 due primarily to (i) a 77% increase in the number of gold ounces sold; (ii) a 30% increase in the average realized silver price ($19.53 in Q3 2016 compared with $15.05 in Q3 2015); (iii) an 18% increase in the average realized gold price ($1,336 in Q3 2016 compared with $1,130 in Q3 2015); partially offset by (iv) a 7% decrease in the number of silver ounces sold.

Costs and Expenses
Average cash costs² in the third quarter of 2016 were $4.51 per silver ounce sold and $390 per gold ounce sold, as compared with $4.26 per silver ounce and $389 per gold ounce during the comparable period of 2015. This resulted in a cash operating margin² of $15.02 per silver ounce sold and $946 per gold ounce sold, an increase of 39% and 28%, respectively, as compared with Q3 2015. The increase in the cash operating margin was primarily due to a 30% increase in the average realized silver price and an 18% increase in the average realized gold price in Q3 2016 compared with Q3 2015.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the third quarter of 2016 were $83 million ($0.19 per share) and $162 million ($0.37 per share²), compared with adjusted net earnings² of $50 million ($0.12 per share) and cash flow from operations of $100 million ($0.25 per share²) for the same period in 2015, an increase of 67% and 62%, respectively.

Balance Sheet
At September 30, 2016, the Company had approximately $126 million of cash on hand and $1.3 billion outstanding under the Company's $2 billion revolving term loan. The revolving term loan matures on February 27, 2021.

Third Quarter Asset Highlights

During the third quarter of 2016, attributable production was 7.7 million ounces of silver and 109,200 ounces of gold, respectively, with silver production having increased 11% and gold production, which represented a record, having increased 86% as compared with the third quarter of 2015.

Operational highlights for the quarter ended September 30, 2016, are as follows:

Salobo
In the third quarter of 2016, Salobo produced 68,168 ounces of attributable gold, an increase of approximately 91% relative to the third quarter of 2015. This growth was primarily due to the 25% increase in the amount of gold Silver Wheaton is entitled to as detailed below as well as increased throughput. Salobo achieved a monthly production record of 17,000 tons of copper in September, running at nominal capacity on a monthly basis.

On August 16, 2016, SWC completed its previously announced amendment to its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from its Salobo mine located in Brazil. This acquisition is in addition to the 50% of the Salobo gold production that SWC acquired pursuant to its existing agreement with Vale. SWC paid an upfront cash consideration of US$800 million for the increased gold stream and the 10 million Silver Wheaton common share purchase warrants previously issued to a subsidiary of Vale were amended to reduce the exercise price from US$65 to US$43.75 per common share. In addition, SWC will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment now commencing in 2019 on the entire 75% stream) and the prevailing market price for each ounce of gold delivered under the agreement. SWC was entitled to all attributable gold production for which an off-taker payment was received after July 1, 2016. As a result of this, reported production for Salobo in Q3 2016 is inclusive of some material produced in Q2.

Antamina
In the third quarter of 2016, Antamina produced 1.5 million ounces of attributable silver with production being lower than the previous quarters as expected due to lower tonnage and recovery, offset partially by higher grades. Antamina is on track to well exceed the Company's original production guidance for 2016.

Peñasquito
In the third quarter of 2016, Peñasquito produced 1.5 million ounces of attributable silver, a decrease of approximately 29% relative to the third quarter of 2015. As disclosed in Goldcorp's third quarter of 2016 MD&A, the drop in production was attributable to lower grades as a result of mine sequencing, lower throughput due to harder ore types processed, and lower recoveries associated with processing lower grade stockpile ore. Furthermore, Goldcorp reports that towards the end of the third quarter of 2016, mining shifted from the lower grade upper transitional ore into higher grade ore in the lower portion of the pit and that tonnes milled are also expected to increase due to less planned maintenance. Finally, the Northern Well Field project, which should satisfy Peñasquito's long-term water requirements, has reportedly ramped up as expected and reached full design capacity in the fourth quarter of 2016.

San Dimas
In the third quarter of 2016, San Dimas produced 1.3 million ounces of attributable silver, a decrease of approximately 11% relative to the third quarter of 2015. The decrease in production was primarily driven by lower throughput and lower grades. As per Primero Mining Corp.'s ("Primero") third quarter of 2016 MD&A, production during the quarter was affected by high unplanned worker absences and lack of achievement of mine plans, which resulted in reduced underground development rates and delayed certain ventilation improvement projects, and in turn, limited access to certain high-grade areas of the San Dimas mine. Primero further reports that as a result of these challenges, they have reduced 2016 silver production guidance to between 5.5-6.0 million ounces from prior guidance of 7.5-8.5 million ounces.

Sudbury
In the third quarter of 2016, Vale's Sudbury mines produced 9,955 ounces of attributable gold, an increase of approximately 36% relative to the third quarter of 2015. This increase was attributable to higher grades and associated mill recoveries at the Coleman and Totten mines.

Other Gold
In the third quarter of 2016, total Other Gold attributable production was a record 31,070 ounces, almost twice as much as the third quarter of 2015. The increase was driven primarily by record gold production at Minto and strong production from 777. As per Capstone Mining Corp.'s third quarter of 2016 production report, Minto's record production was driven by record quarterly mill-throughput and strong recoveries due to the lower than expected oxide content in the Minto North ore. Open pit mining of the Minto North pit was completed at the end of September and the mill is reportedly now processing high grade stockpile combined with underground ore. In addition, 777 gold production in the third quarter of 2016 was 60% higher than the third quarter of 2015 primarily due to higher throughput and grades.

Produced But Not Yet Delivered 4
As at September 30, 2016, payable ounces attributable to the Company produced but not yet delivered4 amounted to 3.8 million payable silver ounces and 63,300 payable gold ounces, representing an increase of 0.8 million payable silver ounces and 18,500 payable gold ounces during the three month period ended September 30, 2016. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Yauliyacu, Peñasquito, and San Dimas silver interests, partially offset by decreases related to the Antamina silver interest. Payable gold ounces produced but not yet delivered increased primarily as a result of increases related to the Salobo and Minto gold interests, offset partially by decreases related to the Sudbury gold interest. Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Dividend

Fourth Quarterly Dividend
In connection with the Board of Directors declaration of a dividend, the fourth quarterly cash dividend of US$0.06 will be paid to holders of record of Silver Wheaton common shares as of the close of business on November 23, 2016, and will be distributed on or about December 7, 2016.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 20% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan5
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.silverwheaton.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

            Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

New Addition to Silver Wheaton's Board of Directors

Silver Wheaton is pleased to announce the addition of Chuck Jeannes to the Company's Board of Directors. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. from December 2008 to April 2016, he led the company's development into one of the world's largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Prior to his appointment as President and CEO, he held the role of Executive Vice President, Corporate Development where he managed a series of M&A transactions that have contributed to the company's significant growth.

Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Updated Production Guidance for 2016 / Outlook

Silver Wheaton has updated its 2016 attributable production forecast for both gold and silver. Attributable gold production for 2016 is now expected to be 335,000 ounces in 2016, up from previous guidance of 305,000 ounces primarily due to better than expected results in the first nine months of the year and expected production in Q4 relating to the Salobo and Sudbury mines. Attributable silver production for 2016 is now expected to be 30 million ounces in 2016, down from previous guidance of 32 million ounces primarily due to lower than expected results from San Dimas and Peñasquito, partially offset by better than expected results from Antamina. Based on the average LBMA gold and silver price for the first nine months of 2016 ($1,260 and $17.12, respectively)3, Silver Wheaton's 2016 forecast for attributable production remains unchanged on a silver equivalent basis at 55 million SEOs and on a gold equivalent basis at 740,000 GEOs. Estimated average annual production over the next five years (inclusive of 2016) remains unchanged at approximately 330,000 ounces of gold and 31 million ounces of silver.

From a liquidity perspective, the $126 million of cash and cash equivalents as at September 30, 2016 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, November 10, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	99437889
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 17, 2016 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	99437889
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

End Notes

1 Please refer to the table on the bottom of page 12 for the methodology of converting production and sales volumes to silver and gold equivalent ounces.
2 Please refer to non-IFRS measures at the end of this press release.
3 London Bullion Market Association (LBMA) gold price is the average of the daily LBMA AM and PM gold benchmark prices in the first nine months of 2016. The LBMA silver price is the daily average of the LBMA silver benchmark prices in the first nine months of 2016.
4 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
5 This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Condensed Interim Consolidated Statement of Earnings (Loss)

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2016	2015	2016	2015
Sales	$233,204	$153,251	$633,066	$448,191
Cost of sales
Cost of sales, excluding depletion	$60,776	$46,708	$177,620	$128,967
Depletion	73,919	45,248	220,336	130,620
Total cost of sales	$134,695	$91,956	$397,956	$259,587
Gross margin	$98,509	$61,295	$235,110	$188,604
Expenses
General and administrative [1]	$9,513	$7,170	$30,316	$23,226
Impairment charges	-	154,021	-	154,021
Interest expense	6,007	428	17,529	2,726
Other expense	1,380	763	4,138	3,680
	$16,900	$162,382	$51,983	$183,653
Earnings (loss) before income taxes	$81,609	$(101,087)	$183,127	$4,951
Income tax recovery	1,377	5,162	1,144	2,269
Net earnings (loss)	$82,986	$(95,925)	$184,271	$7,220

Basic earnings per share	$0.19	$(0.24)	$0.43	$0.02
Diluted earnings per share	$0.19	$(0.24)	$0.43	$0.02
Weighted average number of shares outstanding
Basic	440,635	404,370	426,737	393,084
Diluted	441,917	404,540	427,094	393,274
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,220	$1,419	$3,822	$4,760

Condensed Interim Consolidated Balance Sheets

	September 30	December 31
(US dollars in thousands - unaudited)	2016	2015
Assets
Current assets
Cash and cash equivalents	$125,545	$103,297
Accounts receivable	2,900	1,124
Other	2,334	1,455
Total current assets	$130,779	$105,876
Non-current assets
Silver and gold interests	$6,078,629	$5,469,412
Early deposit - silver and gold interests	17,777	15,725
Royalty interest	9,107	9,107
Long-term investments	77,063	19,776
Other	12,677	12,315
Total non-current assets	$6,195,253	$5,526,335
Total assets	$6,326,032	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,022	$10,664
Current portion of performance share units	3,859	1,904
Total current liabilities	$15,881	$12,568
Non-current liabilities
Bank debt	$1,345,000	$1,466,000
Deferred income taxes	204	176
Performance share units	1,772	2,732
Total non-current liabilities	$1,346,976	$1,468,908
Total liabilities	$1,362,857	$1,481,476
Shareholders' equity
Issued capital	$3,442,537	$2,815,569
Reserves	66,256	(23,197)
Retained earnings	1,454,382	1,358,363
Total shareholders' equity	$4,963,175	$4,150,735
Total liabilities and shareholders' equity	$6,326,032	$5,632,211

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2016	2015	2016	2015
Operating activities
Net earnings (loss)	$82,986	$(95,925)	$184,271	$7,220
Adjustments for
Depreciation and depletion	74,149	45,406	221,032	130,996
Amortization of credit facility origination fees:
Interest expense	190	124	596	375
Amortization of credit facility origination fees - undrawn facilities	177	244	498	717
Write off of credit facility origination fees upon repayment of NRT Loan	-	-	-	1,315
Impairment charges	-	154,021	-	154,021
Interest expense	5,817	304	16,933	2,351
Equity settled stock based compensation	1,220	1,419	3,822	4,760
Performance share units	565	(513)	744	(415)
Deferred income tax recovery	(1,404)	(5,223)	(1,170)	(2,417)
Investment income recognized in net earnings	(19)	(36)	(105)	(207)
Other	(308)	(141)	(220)	(340)
Change in non-cash working capital	3,397	213	(401)	1,795
Cash generated from operations	$166,770	$99,893	$426,000	$300,171
Interest paid - expensed	(5,204)	(360)	(16,478)	(2,306)
Interest received	11	14	76	105
Cash generated from operating activities	$161,577	$99,547	$409,598	$297,970
Financing activities
Bank debt repaid	$(141,000)	$(68,000)	$(901,000)	$(1,153,000)
Bank debt drawn	780,000	-	780,000	800,000
Credit facility origination fees	-	-	(1,300)	(4,241)
Shares issued	-	-	632,547	800,000
Share issue costs	(162)	6	(25,996)	(31,383)
Redemption of share capital	-	(1,464)	(33,126)	(1,464)
Share purchase options exercised	20,284	-	20,883	2,887
Dividends paid	(19,310)	(16,565)	(56,050)	(51,009)
Cash generated from (applied to) financing activities	$639,812	$(86,023)	$415,958	$361,790
Investing activities
Silver and gold interests	$(800,013)	$-	$(800,297)	$(900,058)
Interest paid - capitalized to silver interests	-	(2,607)	(615)	(6,939)
Silver and gold interests - early deposit	-	(560)	(2,042)	(1,618)
Proceeds on disposal of silver interest	-	-	-	25,000
Proceeds on disposal of long-term investments	-	-	-	12
Dividend income received	8	23	28	103
Other	(115)	(1,620)	(222)	(3,679)
Cash applied to investing activities	$(800,120)	$(4,764)	$(803,148)	$(887,179)
Effect of exchange rate changes on cash and cash equivalents	$(214)	$(140)	$(160)	$(167)
Increase (decrease) in cash and cash equivalents	$1,055	$8,620	$22,248	$(227,586)
Cash and cash equivalents, beginning of period	124,490	71,892	103,297	308,098
Cash and cash equivalents, end of period	$125,545	$80,512	$125,545	$80,512

Summary of Ounces Produced and Sold

	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced [2]
San Dimas	1,264	1,596	923	2,317	1,418	1,786	1,928	1,744
Yauliyacu	721	686	657	749	696	696	576	687
Peñasquito	1,487	867	1,352	1,766	2,092	1,932	1,447	1,582
Antamina	1,469	1,707	2,021	2,403	-	-	-	-
Other [3]	2,710	2,751	2,579	3,049	2,684	2,787	2,408	2,391
Total silver ounces produced	7,651	7,607	7,532	10,284	6,890	7,201	6,359	6,404
Gold ounces produced [2]
Sudbury [4]	9,955	15,054	7,895	13,678	7,300	8,195	8,666	9,924
Salobo	68,168	35,627	38,474	39,395	35,717	34,036	29,195	13,850
Other [5]	31,070	19,729	14,823	19,293	15,591	14,082	17,809	13,925
Total gold ounces produced	109,193	70,410	61,192	72,366	58,608	56,313	55,670	37,699
SEOs produced [6]	15,084	12,889	12,401	15,699	11,309	11,299	10,421	9,148
GEOs produced [6]	221,578	171,787	155,848	209,783	149,941	155,303	142,862	125,653
Silver ounces sold
San Dimas	1,065	1,426	1,345	2,097	2,014	1,265	1,901	1,555
Yauliyacu	342	578	603	987	428	809	320	761
Peñasquito	1,078	886	949	2,086	2,053	1,420	1,573	1,640
Antamina	1,598	2,202	1,879	1,340	-	-	-	-
Other [3]	2,039	2,050	2,776	2,241	2,080	2,081	1,871	1,777
Total silver ounces sold	6,122	7,142	7,552	8,751	6,575	5,575	5,665	5,733
Gold ounces sold
Sudbury [4]	12,294	11,351	9,007	6,256	6,674	12,518	8,033	11,251
Salobo	50,043	45,396	35,366	44,491	21,957	32,156	9,794	14,270
Other [5]	22,726	14,010	20,885	14,152	19,446	16,300	10,572	12,383
Total gold ounces sold	85,063	70,757	65,258	64,899	48,077	60,974	28,399	37,904
SEOs sold [6]	11,913	12,451	12,745	13,607	10,201	10,010	7,737	8,493
GEOs sold [6]	175,008	165,945	160,180	181,838	135,243	137,591	106,071	116,654
Cumulative payable silver ounces produced but not yet delivered [7]	3,783	2,999	3,230	3,872	3,320	3,747	2,873	2,876
Cumulative payable gold ounces produced but not yet delivered [7]	63,303	44,780	49,679	56,867	54,462	46,809	55,286	31,068
Silver / Gold Ratio [8]	68.1	75.0	79.6	74.8	75.4	72.8	72.9	72.8

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto, 777 and Constancia gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs) are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended September 30, 2016
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,264	1,065	$19.75	$4.28	$1.11	$21,037	$15,300	$-	$15,300	$16,478	$142,312
Yauliyacu	721	342	20.00	8.74	5.78	6,841	1,876	-	1,876	3,852	156,478
Peñasquito	1,487	1,078	19.73	4.09	3.05	21,276	13,574	-	13,574	16,866	421,955
Antamina	1,469	1,598	19.67	3.84	9.94	31,437	9,424	-	9,424	25,305	830,594
Other [4]	2,710	2,039	19.11	4.68	5.41	38,982	18,402	-	18,402	31,404	924,157
Total silver	7,651	6,122	$19.53	$4.51	$5.45	$119,573	$58,576	$-	$58,576	$93,905	$2,475,496
Gold
Sudbury [5]	9,955	12,294	$1,332	$400	$787	$16,382	$1,787	$-	$1,787	$11,463	$480,550
Salobo	68,168	50,043	1,339	400	382	67,008	27,875	-	27,875	46,991	2,932,959
Other [6]	31,070	22,726	1,331	361	518	30,241	10,271	-	10,271	22,202	189,624
Total gold	109,193	85,063	$1,336	$390	$477	$113,631	$39,933	$-	$39,933	$80,656	$3,603,133
Operating results						$233,204	$98,509	$-	$98,509	$174,561	$6,078,629
Corporate costs
General and administrative								$(9,513)	$(9,513)	$(7,994)
Interest expense								(6,007)	(6,007)	(5,204)
Other								(1,380)	(1,380)	214
Income tax recovery								1,377	1,377	-
Total corporate costs								$(15,523)	$(15,523)	$(12,984)	$247,403
						$233,204	$98,509	$(15,523)	$82,986	$161,577	$6,326,032

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2016 were as follows:

Three Months Ended September 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	68.1	15,084	11,913	$ 19.57	$ 5.10	$ 14.47	$ 6.20	$ 8.27
Gold equivalent basis	68.1	221,578	175,008	$ 1,333	$ 347	$ 986	$ 422	$ 564

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release

Three Months Ended September 30, 2015
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Other	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,418	2,014	$15.11	$4.22	$0.88	$30,429	$20,167	$-	$-	$20,167	$21,937	$148,399
Yauliyacu	696	428	14.73	4.20	6.43	6,304	1,753	-	-	1,753	4,507	177,461
Peñasquito	2,092	2,053	15.13	4.07	2.85	31,052	16,854	-	-	16,854	22,697	436,783
Other [4]	2,684	2,080	14.97	4.50	4.40	31,141	12,632	(53,722)	-	(41,090)	22,050	1,093,780
	6,890	6,575	$15.05	$4.26	$2.97	$98,926	$51,406	$(53,722)	$-	$(2,316)	$71,191	$1,856,423
Gold
Sudbury [5]	7,300	6,674	$1,121	$400	$841	$7,480	$(805)	$-	$-	$(805)	$4,811	$560,953
Salobo	35,717	21,957	1,127	400	420	24,742	6,743	-	-	6,743	15,959	2,175,433
Other [6]	15,591	19,446	1,137	373	560	22,103	3,951	(100,299)	-	(96,348)	13,136	278,427
	58,608	48,077	$1,130	$389	$535	$54,325	$9,889	$(100,299)	$-	$(90,410)	$33,906	$3,014,813
Operating results						$153,251	$61,295	$(154,021)	$-	$(92,726)	$105,097	$4,871,236
Corporate costs
General and administrative									$(7,170)	$(7,170)	$(5,626)
Interest expense									(428)	(428)	(360)
Other									(763)	(763)	436
Income tax recovery									5,162	5,162	-
Total corporate costs									$(3,199)	$(3,199)	$(5,550)	$137,941
						$153,251	$61,295	$(154,021)	$(3,199)	$(95,925)	$99,547	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2015 were as follows:

Three Months Ended September 30, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.4	11,309	10,201	$ 15.02	$ 4.58	$ 10.44	$ 4.44	$ 6.00
Gold equivalent basis	75.4	149,941	135,243	$ 1,133	$ 345	$ 788	$ 335	$ 453
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended September 30
(in thousands, except for per share amounts)	2016	2015
Net earnings (loss)	$82,986	$(95,925)
Add back - impairment loss, net of tax	-	145,726
Adjusted net earnings	$82,986	$49,801
Divided by:
Basic weighted average number of shares outstanding	440,635	404,370
Diluted weighted average number of shares outstanding	441,917	404,540
Equals:
Adjusted earnings per share - basic	$0.19	$0.12
Adjusted earnings per share - diluted	$0.19	$0.12

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30
(in thousands, except for per share amounts)	2016	2015
Cash generated by operating activities	$161,577	$99,547
Divided by:
Basic weighted average number of shares outstanding	440,635	404,370
Diluted weighted average number of shares outstanding	441,917	404,540
Equals:
Operating cash flow per share - basic	$0.37	$0.25
Operating cash flow per share - diluted	$0.37	$0.25

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015
Cost of sales	$134,695	$91,956
Less: depletion	(73,919)	(45,248)
Cash cost of sales	$60,776	$46,708
Cash cost of sales is comprised of:
Total cash cost of silver sold	$27,637	$28,000
Total cash cost of gold sold	33,139	18,708
Total cash cost of sales	$60,776	$46,708
Divided by:
Total silver ounces sold	6,122	6,575
Total gold ounces sold	85,063	48,077
Equals:
Average cash cost of silver (per ounce)	$4.51	$4.26
Average cash cost of gold (per ounce)	$390	$389

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015
Total sales:
Silver	$119,573	$98,926
Gold	$113,631	$54,325
Divided by:
Total silver ounces sold	6,122	6,575
Total gold ounces sold	85,063	48,077
Equals:
Average realized price of silver (per ounce)	$19.53	$15.05
Average realized price of gold (per ounce)	$1,336	$1,130
Less:
Average cash cost of silver [1] (per ounce)	$(4.51)	$(4.26)
Average cash cost of gold [1] (per ounce)	$(390)	$(389)
Equals:
Cash operating margin per silver ounce sold	$15.02	$10.79
Cash operating margin per gold ounce sold	$946	$741

1)	Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's MD&A available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•
risks related to the market price of the common shares of Silver Wheaton (the "Common Shares") , including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;

•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F filed March 30, 2016 and Form 6-K filed March 16, 2016 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2016, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com